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                                                            Exhibit 4.65

                          FORM OF AMENDED AND RESTATED

                      CANWEST EDITORIAL SERVICES AGREEMENT

THIS AGREEMENT is amended and restated as of the 14th day of February, 2003

BETWEEN:

                  CANWEST PUBLICATIONS INC., a corporation incorporated under the federal laws of Canada ("CPI")

                                     - and -

                  _______________________, a corporation incorporated under the federal laws of Canada (the "Company")

RECITALS:

A.       CPI operates CanWest Editorial Services (formerly known as
         Southam Editorial Services) providing content and content enhancement services to news media publications.

B. The Company operates certain publications to which these services are provided and wishes to continue to receive these services.

C. The Company and CPI wish to amend and restate this agreement originally made as of April 30, 2002 to reflect certain amendments made as of and to take effect on February 14, 2003.

NOW THEREFORE the parties agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

Wherever used in this Agreement, the following words and terms will have the meanings set out below:

"AFFILIATE" has the meaning given in the Canada Business Corporations Act, as amended from time to time.

"AGREEMENT" means this CanWest Editorial Services Agreement, including all Schedules attached to this Agreement, all as may be amended from time to time.

"BASIC EDITORIAL SERVICES" means the non-customized services provided by CanWest Editorial Services, including comic pagination, stock exchange information, sports scores, television listings and features content as more specifically described in Schedule A.
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"BUSINESS DAY" means a day other than a Saturday or Sunday, on which the principal commercial banks in the City of Toronto are open for business during normal banking hours.

"COMPANY PUBLICATIONS" means the newspapers and related publications published by or on behalf of the Company as of February 14, 2003, and, for greater certainty, shall not include any newspapers and related publications published by or on behalf of the Company as a result of the Company amalgamating with Osprey Media Group or any third party.

"COMPETING BUSINESS" means, with respect to CPI, any newspaper or publication the circulation of which exceeds ten percent (10%) in any market in which CPI or any of its Affiliates distributes a newspaper or publication (a list of such markets is set out in Part 1 of Schedule B) and, with respect to the Company, any newspaper or publication the circulation of which exceeds ten percent (10%) in any market in which the Company or any of its Affiliates distributes a newspaper or publication as of February 14, 2003 (a list of such markets is set out in Part 2 of Schedule B).

"CONTENT" means all, or a portion of, the editorial and news content and photographs included in the Basic Editorial Services and, where applicable, Custom Services.

"CURRENT PRACTICES" means the practices and procedures of CPI in effect as of February 14, 2003 in the operation of the Basic Editorial Services as such practices may be amended by CPI from time to time.

"CUSTOM SERVICES" means those services included in the Basic Editorial Services which are customized for Company Publications as well as additional services which CPI may offer or Company may request from time to time.

"DISPUTE" has the meaning given it in section 4.7.

"FORCE MAJEURE" means any cause beyond the reasonable control of a Party and affecting the ability of that Party to comply with the provisions of this Agreement, including acts of God, strikes, lockouts or other labour or industrial disturbances and accidents, but does not include a lack of financial resources.

"NOTICE" has the meaning given it in section 4.10.

"NOTICE TO ARBITRATE" has the meaning given it in section 4.7.

"PARTIES" means CPI and the Company and "PARTY" means any one of them as the context indicates.

"PERSON" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and a natural person in such person's capacity as trustee, executor, administrator or other legal representative.

"TERM" has the meaning given it in Section 3.1.

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1.2      CERTAIN RULES OF INTERPRETATION

In this Agreement and the Schedules:

         (a) TIME - time is of the essence in the performance of the Parties' respective obligations;

         (b) CURRENCY - unless otherwise specified, all references to money amounts are to Canadian currency;

         (c) HEADINGS - descriptive headings of Articles and sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of those Articles or sections;

         (d) SINGULAR, ETC. - use of words in the singular or plural, or with a particular gender, will not limit the scope or exclude the application of any provision of this Agreement to that Person or those Persons or circumstances as the context otherwise permits;

         (e) CONSENT - whenever a provision of this Agreement requires an approval or consent by a Party to this Agreement and notification of that approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required will be conclusively deemed to have withheld its approval or consent;

         (f) CALCULATION OF TIME - unless otherwise specified, time periods within or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day;

         (g) BUSINESS DAY - whenever any payment to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, that payment will be made or action taken on the next Business Day following that day; and

         (h) INCLUSION - where the words "including" or "includes" appear in this Agreement, they mean "including (or includes) without limitation".

1.3      ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement or in those other Agreements. No supplement, modification or waiver or termination of this Agreement will be binding unless executed in writing by the Party to be bound thereby.

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1.4      APPLICABLE LAW AND ATTORNMENT

This Agreement will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and will be treated, in all respects, as an Ontario contract. Subject to section 4.7, the Parties agree to attorn to the exclusive jurisdiction of the Courts of Ontario.

1.5      SCHEDULES

The schedules to this Agreement, as listed below, are an integral part of this
Agreement:

SCHEDULE                 DESCRIPTION
--------                 -----------
Schedule A               Basic Editorial Services
Schedule B               List of CPI and Company Markets

                                   ARTICLE 2
                           CANWEST EDITORIAL SERVICES

2.1      LICENCE OF EDITORIAL CONTENT

During the Term, CPI grants to each Company Publication a limited non-exclusive right and license to receive the Basic Editorial Services and Custom Services for the sole purpose of reproducing the Content in the print and electronic format of the Company Publication. The Content may be edited for layout and presentation purposes by the Company but may not be otherwise modified nor may the Content be sublicensed or provided to any other Person including Affiliates of the Company. If the Content provided to a Company Publication through the Basic Editorial Services and Custom Services includes content from third party providers pursuant to a separate license agreement between the Company and the third party, the Company shall immediately give Notice to CPI in the event that the license agreement expires or is terminated.

2.2      LICENCE FOR TV TIMES TRADE-MARK

During the Term, CPI grants to each Company Publication a limited non-exclusive right and license to use CPI's TV TIMES trade-mark solely in association with the reproduction of the Content in accordance with section 2.1. The Company shall ensure that each Company Publication: (a) does not take any action which will adversely affect the validity of the TV TIMES trade-mark; and (b) meets all specifications for the use of the TV TIMES trade-mark communicated to Company by CPI from time to time.

2.3      FEES

CPI shall provide the Basic Editorial Services to the Company for the monthly fee of _____ during the Term.

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2.4      DELIVERY OF THE BASIC EDITORIAL SERVICES

The Company shall ensure that each Company Publications maintains the appropriate systems to enable it to receive the Basic Editorial Services in accordance with Current Practices.

2.5      ADDITIONAL SERVICES

CPI may, from time to time, make available to the Company and Company may request Custom Services for a fee to be negotiated by the Parties.

2.6      NO WARRANTY

The Content provided by CPI to the Company is provided "as is" and without any representation or warranties by CPI, either express or implied. Without limiting the generality of the foregoing, CPI does not warrant that the Content is accurate, that it is not offensive, libelous or defamatory and that it will not infringe any intellectual property rights of any Person.

2.7      CURRENT PRACTICES

CPI may amend any Current Practice relating to the provision of the Basic Editorial Services from time to time upon Notice to the Company provided the amendment to any Current Practice is of general application to a majority of the news media publications that receive the Basic Editorial Services.

                                   ARTICLE 3
                               TERM & TERMINATION

3.1      TERM

Subject to the rights of early termination set out in section 3.2, this Agreement will commence on February 14, 2003 and continue until February 14, 2006 (the "Term").

3.2      TERMINATION

         (a) Either Party may terminate this Agreement immediately without prior Notice if the other Party institutes or consents to the institution against it of bankruptcy, insolvency or similar proceedings, or the other Party makes a general assignment for the benefit of creditors, or a liquidator, trustee in bankruptcy, receiver or receiver manager is appointed over a substantial or material part of the other Party's assets.

         (b) Either Party may terminate this Agreement immediately in the event of a material breach by the other Party of its obligations under this Agreement, which is not cured within thirty (30) days of receipt of written Notice of that breach.

         (c) Either party may terminate this Agreement immediately without prior Notice in the event that the other Party or an Affiliate of such Party acquires, merges or amalgamates with or commences a Competing Business or enters into any news

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                  sharing agreement with any Person which owns or operates a
                  Competing Business (other than Canadian Press or any successor to Canadian Press).

         (d) CPI may terminate this Agreement at any time after February 14, 2005, upon not less than three (3) months prior Notice to the Company in the event it determines to discontinue the provision of the Basic Editorial Services to third parties.

3.3      OBLIGATION UPON TERMINATION

Upon expiry or termination of the Agreement for any reason, Company and Company Publications shall immediately: (i) cease publication of the Content obtained from the Basic Editorial Services or Custom Services; (ii) cease use of the TV TIMES trade-mark and (iii) pay CPI any money owing hereunder which has accrued as of the date of expiry or termination of this Agreement.

                                    ARTICLE 4
                                     GENERAL

4.1      FORCE MAJEURE

Notwithstanding any other provision of this Agreement, if by reason of Force Majeure, CPI is unable, wholly or in part, to perform or comply with its obligations under this Agreement, CPI will be relieved of liability and will suffer no prejudice for failing to perform or comply or for delaying performance or compliance during the continuance and to the extent of the inability so caused by the Force Majeure, provided that CPI gives the Company prompt Notice and reasonably full particulars of the event of Force Majeure. CPI:

         (a) will only be relieved from performance or compliance after receipt of Notice,

         (b) will use all reasonable commercial efforts to remedy the situation and remove, so far as possible and with reasonable dispatch, the cause of its inability to perform or comply, provided that there will be no obligation on it to settle labour disputes; and

         (c) will give prompt Notice to the Company of the cessation of the event of Force Majeure.

4.2      ASSIGNMENT

         (a) Except with the written consent of the other Party, which can be arbitrarily withheld, or as provided in this Section, this Agreement may not be assigned by either Party.

         (b) This Agreement may be assigned by a Party to an Affiliate, provided the assignor shall remain liable for all obligations of the assignee.

         (c) This Agreement may be assigned by CPI to any successor to the business of CanWest Editorial Services upon Notice to the Company. This Agreement may

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                  be assigned by Company to any purchaser of a Company
                  Publication upon Notice to CPI provided that if the purchaser of the Company Publication is a competitor of CanWest or any of its Affiliates in its newspaper operations anywhere in Canada, CPI may terminate this Agreement.

4.3      ENUREMENT

This Agreement shall enure to the benefit of CPI and Company and their respective successors and permitted assigns, and shall be binding upon CPI and Company and their respective successors and assigns. Without limiting the generality of the foregoing, this Agreement and its covenants shall survive any amalgamation or corporate reorganization of CPI or Company, so that the resulting entity shall benefit from and be entitled to enforce the Agreement against the other party as if it had been an original party and signatory to this Agreement.

4.4      ASSUMPTION OF RISK AND INDEMNITY

Each Party will, at its own expense, defend and save harmless the other Party and its Affiliates from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense which may be made or brought against the Party or which the Party may suffer or incur as a result of or in connection with: (a) any default, breach or alleged default or breach of the other Party's obligations and covenants under this Agreement; or (b) any act or omission on the part of the other Party.

4.5      WAIVER

The failure of CPI or Company to insist on the strict performance of any term or terms under this Agreement, or to act upon the breach of any term or terms of this Agreement or to exercise any right or rights under this Agreement, shall not operate or be construed as an acquiescence in the breach of or waiver of such right or rights or in any manner impair the ability of CPI or Company to enforce the right or the rights or act upon any right or rights at any subsequent time or times.

4.6      SEVERABILITY

If any covenant, provision, term, article, section, sub-section or clause herein is determined to be void, unenforceable or illegal, in whole or in part, it shall not be considered to affect or impair the enforceability, legality or validity of any other covenant, provision, term, article, section, sub-section or clause of this Agreement and this Agreement shall be interpreted and construed as though any such illegal, unenforceable or invalid covenant, provision, term, article, section, sub-section or clause were omitted herefrom.

4.7      ARBITRATION

In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement, except for any claim in respect of the termination of this Agreement for failure to agree on a fee pursuant to section 2.3 ("Dispute"), the Parties shall use all reasonable efforts to settle such Dispute within a period of thirty (30) days of one Party giving Notice of the Dispute to the other. If settlement cannot be reached within thirty (30) days, or such longer period as the

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Parties may agree, either Party may provide written notice to the other ("Notice to Arbitrate") and such Dispute shall be finally determined by arbitration from which there shall be no appeal to be held in accordance with the provisions of the Ontario Arbitration Act, 1991. The arbitration shall be heard by a single arbitrator agreed to by the Parties and failing such agreement either Party may apply to a judge of the Ontario Superior Court to appoint the arbitrator on behalf of the Parties. The Notice to Arbitrate shall set out a concise description of the Dispute to be submitted to arbitration and shall be delivered to the other Party. The arbitration, including the rendering of the award or decision, shall take place in Toronto, Ontario, which shall be the seat of the proceedings. The language to be used in the arbitration shall be English.
Nothing in this section precludes a Party from seeking interim relief by way of an injunction (mandatory or otherwise) or other interim equitable relief in the Ontario Superior Court in connection with this Agreement.

4.8      FURTHER ASSURANCES

Each of the Parties will promptly make, do, execute or deliver or cause to be made, done, executed or delivered, all such further acts and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement.

4.9      CONFIDENTIALITY

Each Party covenants to keep confidential all information concerning the business and affairs of each other Party, which information is not otherwise available to the public and which the first Party is not required by law to disclose. In the event that any Party is required by law to disclose any non-public information of another Party, the first Party will promptly: (i) provide Notice of that requirement to the other Party; (ii) assist the other Party at that Party's request in obtaining an order protecting the confidence of that information; and (iii) only provide that part of the information as its counsel determines is necessary to comply with that requirement. This section
4.9 will survive any termination of this Agreement.

4.10     NOTICES

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (a "Notice") will be in writing and will be sufficiently given if delivered, or if sent by pre-paid courier or if transmitted by facsimile, e-mail or other form of recorded communication tested prior to transmission to such Party:

         (a)      in the case of a Notice to the Company:

                  60 Renfrew Drive, Suite 230
                  Markham, Ontario L3R 0E1

                  Attention: Michael Sifton
                             cc.     John Leader

                  Facsimile: (905) 752-1138

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         (b)      in the case of a Notice to CPI at:

                  44 Frid Street
                  Hamilton, Ontario L8N 3G3

                  Attention: Alex Beer

                  Facsimile: (905) 526-3372
                  E-mail: abeer@ses.southam.ca

                  and to CanWest Global Communications Corp. at:

                  31st Foor, Toronto-Dominion Centre
                  201 Portage Avenue
                  Winnipeg, Manitoba R3B 3C7

                  Attention: Richard Leipsic, Vice-President and General Counsel

                  Facsimile: (204) 947-9841

                  E-mail: rleipsic@canwest.com

or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the same in the manner provided in this section 4.10. Any Notice delivered to the Party to whom it is addressed as provided above will be deemed to have been given and received on the day it is so delivered at that address, provided that if that day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid courier will be deemed to have been given and received on the second Business Day following the date of its sending. Any Notice transmitted by facsimile, e-mail or other form of recorded communication will be deemed given and received on the first Business Day after its transmission.

4.11     RELATIONSHIP OF PARTIES

This Agreement is not intended to and will not constitute, create, give effect or otherwise recognize a joint venture, partnership or formal business entity of any kind.

4.12     SURVIVAL

Sections 1.3, 1.4, 2.6, 3.3, 4.4, 4.9 and 4.12 shall survive termination or expiration of this Agreement for any reason.

                             SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF the Parties have executed this CanWest Editorial Services
Agreement as of the date first written above.

                                    CANWEST PUBLICATIONS INC.

                                    By:_______________________________________
                                        Name: Richard M. Leipsic
                                        Title: Director

                                    By:_______________________________________
                                        Name: Pamela A. Harrod
                                        Title: Director

                                    __________________________________________

                                    By:_______________________________________
                                        Name:
                                        Title:

                                    By:_______________________________________
                                        Name:
                                        Title:

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                                   SCHEDULE A

                            BASIC EDITORIAL SERVICES

Comic Pagination

-  daily gathering and formatting of a comics and puzzles page

Stock Exchange Information

-  daily stock listings

- daily summaries of key indices, most active stock by volume, top 10 gainers and losers

-  daily comprehensive list of bonds

-  two weekly mutual fund charts

Deadline Sports

- daily modules for standings in the National Hockey League, National Basketball Association, Major League Baseball, Canadian Football League and National Football League

-  daily game and box scores

-  weekly team by team player statistics

-  weekly summary of pro golf and auto racing

TV Times

-  weekly editorial package and cover page

Features

- compiling stories and photographs in specific subject categories including: personal finance, automobiles, travel, homes, computers, heath and fitness, family, fashion, food and workplace

Weather

-  daily customized weather package
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                                   SCHEDULE B

                                   CPI MARKETS

The following markets are as defined by the Audit Bureau of Circulations:

Toronto Census Metropolitan Area;

Newspaper Designated Market for the Ottawa Citizen;

City Zone for The Vancouver Sun and The Province;

Newspaper Designated Market for the Victoria Times-Colonist;

City Zone for The Montreal Gazette;

City Zone for The Regina Leader Post;

City Zone for The Saskatoon Star Phoenix;

City Zone for the Calgary Herald;

City Zone for the Edmonton Journal; and

City Zone for the Windsor Star.

                                 COMPANY MARKETS

[DRAFT NOTE: TO BE COMPLETED]